[Letterhead of Ambow Education Holding Ltd.]

May 31, 2013

Larry Spirgel

Dean Suehiro

Robert Littlepage

Reid Hooper

Celeste M. Murphy

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:                             Ambow Education Holding Ltd.

Form 20-F for Fiscal Year Ended December 31, 2011

Filed May 29, 2012

Comment Letter Dated May 17, 2013

File No. 001-34824

Dear Mr. Spirgel, Mr. Suehiro, Mr. Littlepage, Mr. Hooper and Ms. Murphy:

I refer to your letter to Ms. Jin Huang, dated May 17, 2013, relating to Ambow Education Holding Ltd.’s (“Ambow” or the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 29, 2012 (the “2011 Form 20-F”).

Set forth below are the Company’s responses to the comments contained in the letter dated May 17, 2013 from the staff of the Commission (the “Staff”) (the numbered paragraphs below correspond to the paragraphs of the Staff’s comment letter, which have been retyped below in bold for your ease of reference).

Form 20-F for Fiscal Year Ended December 31, 2011

Organizational Structure, page 45

1.              We note your responses to comments 1-3. Specifically, we note your organizational chart provided as Annex A to your response letter dated May 2, 2013, provides a straight line representing both equity interests in the tutoring centers in the form companies and sponsorship interests in private schools. Please revise your organizational chart to use a separate marking that clearly distinguishes between equity interest for companies and sponsorship interest for private schools. Further, we note your response to comments 2 and 3 indicating that a sponsorship interest under the Law of Promoting Private Education is “substantially similar and functional equivalent” to the equity interest under the PRC Company Law. As noted in our prior comment 2 in our letter dated April 4, 2013, please revise your disclosure to clearly distinguish between equity interests under the PRC Company Law and sponsorship interests under the Law of Promoting Private Education.

In response to the Staff’s comment, the Company will include the revised organizational chart as Annex A attached hereto in an amendment to the 2011 Form 20-F.

In addition, the Company will include the following disclosure in an amendment to the 2011 Form 20-F:

“Sponsorship interest under the Law of Promoting Private Education is substantially similar to equity interest under the PRC Company Law.  Minor differences are illustrated in the following perspectives:

(1) right to receive return on investment

Shareholders of companies are entitled to dividends for their investment, while not all sponsors of private schools can claim returns on their investment in the private schools. Under the Law of Promoting Private Education, the sponsors of a private school may decide whether to require reasonable returns or not on their contributions to the private school, and accordingly private schools can be classified into schools whose sponsors require reasonable returns (hereinafter each a “RRR School”) and schools whose sponsors do not require reasonable returns (hereinafter each a “NRRR School”). Sponsors of a RRR School are entitled to receive profit distribution from the school while sponsors of a NRRR School cannot.

(2) the portion of after-tax profits available for distribution

The proportion of after-tax profits that can be distributed by a company to its shareholders is different from that can be distributed by a RRR school to its sponsors. Under the PRC Company Law, a company is required to allocate 10% of its after-tax profits to statutory reserve funds before making dividends to its shareholders while, under the Law for Promoting Private Education, a RRR School is required to allocate no less than 25% of its annual net profit to its development fund and make allocation for mandatory expenses as required by applicable laws and regulations.”

Note 1.d. VIE arrangements, page F-13

2.              Please tell us the impact consolidation of Ambow Shida had on your financial position, financial performance and cash flows for the past two years.

The Company respectfully advises the Staff the impact consolidation of Ambow Shida had on the consolidated financial statements of the Company from following aspects:

•                  Financial position:

a.              Consolidated cash and cash equivalent of Ambow Shida was approximately RMB280.1 million and RMB198.3 million as of December 31, 2010 and 2011, representing approximately 32.2 % and 42.1% of the consolidated cash and cash equivalent balance of the Company, respectively.

b.              Consolidated financial statement of Ambow Shida shows an net liability balance of approximately RMB120.1 million and RMB155.4 million as of December 31, 2010 and 2011, while consolidated financial statement of the Company shows net asset of approximately RMB2,680.0 million and RMB2,711.6 million, respectively.

•                  Financial performance:

a.              Consolidated net revenue of Ambow Shida was approximately RMB370.3 million and RMB426.9 million for the years ended December 31, 2010 and 2011, representing approximately 30.4% and 25.6% of the consolidated net revenue of the Company, respectively.

b.              Consolidated financial statement of Ambow Shida shows net loss of approximately RMB34.8 million and RMB22.7 million for the years ended December 31, 2010 and 2011, while consolidated financial statement of the Company shows net profit of approximately RMB66.3 million and RMB21.2 million, respectively.

•                  Cash flow:

a.              Consolidated net operation inflow of Ambow Shida was RMB159.3 million and RMB165.1 million for the years ended December 31, 2010 and 2011, representing 34.9% and 55.6% of the consolidated net operating cash inflow of the Company, respectively.

b.              Consolidated total net cash changes of Ambow Shida was an inflow of RMB217.1 million and an outflow of RMB81.8 million for the years ended December 31, 2010 and 2011,  representing 47.3% and 20.5% of the consolidated total net cash changes of the Company, respectively.

3.              Please describe to us the history of how the shareholders of Ambow Shida came to own their shares. In your response, explain at a minimum the following:

a. Whether the three shareholders have always owned the shares;

b. If not, who owned the shares prior their gaining ownership;

c. When did they obtain ownership and whether they paid any consideration to get ownership; and

d. Who nominated them to be nominee shareholders.

(1) Ambow Shida was established on July 30, 2004 by Ambow Technology Company Limited, or Ambow Technology, Jianguo Xue, Xiaogang Feng, Xuejun Xie and Beijing Normal University Tech-Zone Technology Development Co., Ltd. on behalf of us.  All the registered capital of Ambow Shida was provided by Ambow Online through Ambow Technology. The equity structure of Ambow Shida at establishment was set out below:

Name of Investors	Capital Contribution (RMB)	Equity Interest Percentage
Jianguo Xue	300,000	10%
Xiaogang Feng	150,000	5%
Xuejun Xie	300,000	10%
Ambow Technology Company Limited	1,800,000	60%
Beijing Normal University Tech-Zone Technology Development Co., Ltd.	450,000	15%
Total	3,000,000	100%

(2) In order to simplify the equity structure and strengthen management, we instructed Xiaogang Feng and Ambow Technology to transfer all his and its equity interests in Ambow Shida of 5% and 60%, respectively, to Xuejun Xie. After the aforesaid equity transfer which was completed in May 2005, the equity structure of Ambow Shida was as follows:

Name of Investors	Capital Contribution (RMB)	Equity Interest Percentage
Jianguo Xue	300,000	10%
Xuejun Xie	2,250,000	75%
Beijing Normal University Tech-Zone Technology Development Co., Ltd.	450,000	15%
Total	3,000,000	100%

(3) For the purpose of further simplifying equity structure and management, we instructed Beijing Normal University Tech-Zone Technology Development Co., Ltd. to transfer all of its equity interest in Ambow Shida of 15% to Xuejun Xie. After the aforesaid equity transfer which was completed in December 2008, the equity structure of Ambow Shida was as follows:

Name of Investors	Capital Contribution (RMB)	Equity Interest Percentage
Jianguo Xue	300,000	10%
Xuejun Xie	2,700,000	90%
Total	3,000,000	100%

Jianguo Xue and Xuejun Xie are nominee shareholders nominated by us. All the equity transfers were conducted in our direction. No consideration was paid during all equity interest transfers above.

4.              Please expand your disclosures to describe all relationships with the VIE shareholders, including their nominee relationship and employment relationship.

In response to the Staff’s comment, the Company will include the following disclosure in an amendment to the 2011 Form 20-F:

Except as disclosed in the following table, we have no relationships with our VIE shareholders:

Name	Beneficial Ownership in the Company (%) as of December 31, 2011	Contractual Arrangement (share pledge agreement, call option agreement, powers of attorney and loan agreement)*	Employment
Yisi Gu	0.48%	Contractual arrangement that provides us with effective control over Suzhou Wenjian	Our Senior Vice President and Chief Technology Officer

Xuejun Xie	0.90%	Contractual arrangement that provides us with effective control over Ambow Shida, Ambow Shanghai, Ambow Sihua and Suzhou Wenjian	Our Vice President, Human Resources and Administration and Director

Jianguo Xue	0.53%	Contractual arrangement that provides us with effective control over Ambow Shida	Our Vice President, Sales

Xiaogang Feng	nil	Contractual arrangement that provides us with effective control over Ambow Shanghai, Ambow Sihua and Suzhou Wenjian	Our Vice President, Public Relations and Meger and Acquisition

* For  more details of such contractual arrangement, please refer to “Item 4 — Information on the Company — C. Organizational Structure — Agreements that provide effective control over our VIEs and their respective subsidiaries”

5.              Please tell us whether any other individual (e.g., Dr. Huang) or entity can replace these individuals as nominee shareholders of Ambow Shida.

The Company respectfully advises the Staff that, pursuant to the call option agreement among AECL, Xuejun Xie and Jianguo Xue, AECL shall have sole discretion to decide when to exercise the option to replace existing individuals with other persons or entities suitable to be nominee shareholders of Ambow Shida. We nominated Xuejun Xie and Jianguo Xue as shareholders of Ambow Shida because they have been senior offers of the Company.

6.              We note that the VIE shareholders are also employees of the Ambow Education Holding Ltd. Please tell us whether Dr. Huang as Chief Executive Officer has the unilateral ability to terminate their employment. If not, explain to us who must approve their termination.

The Company respectfully advises the Staff that Dr. Huang as Chief Executive Officer has no unilateral ability to terminate their employment. A majority of the directors are entitled to approve their termination.

7.              Please disclose the amount of cash disaggregated by currency denomination as of the most recent balance sheet dates in each jurisdiction in which your affiliated entities are domiciled. For entities within China, disclose the amount of cash held by VIEs separately from the amount of cash held by other entities.

In response to the Staff’s comment, the Company will include the following disclosure in its financial statements in an amendment to the 2011 Form 20-F:

The following table sets forth a breakdown of our cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2011:

Currency in million
Jurisdiction	USD
Cayman Island	1.1
Hong Kong	0.3
Non-VIEs in China	1.8
Total USD	3.2

RMB
VIEs in China	402.6
Non-VIEs in China	48.3
Total RMB	450.9

**********

Should you have any additional questions or require additional information, please do not hesitate to contact me, Ms. Jin Huang (jin.huang@ambow.com; telephone: +86.10.6206.8001; Fax: +86.10.6206.8100), or our attorney, Ms. Shuang Zhao (shuang.zhao@shearman.com; telephone: +852.2978.8002; fax: +852.2978.8099).

Sincerely yours,

/s/ Jin Huang
Name:	Jin Huang
Title:	President and Chief Executive Officer

Annex A

Ambow Education Holding Ltd. (Cayman)
Offshore
Onshore
100%
Ambow Education Ltd. (Cayman)
100%
Ambow Education (Hong Kong) Ltd
100%
Ambow Education Co., Ltd. (Cayman)
100%
Ambow Education Management (Hong Kong) Ltd.
100%
Ambow Education Management Ltd (Cayman)
100%
100%
100%
100%
100%
100%
100%
Beijing Ambow Online Software Co., Ltd. (WOFE)
100%
Beijing Ambow Shengying Education and Technology Co., Ltd (WOFE)
87.23%
Tianjin Ambow Yuhua Software Information Co., Ltd.
100%
Beijing Ambow Chuangying Education and Technology Co., Ltd.(WOFE)
Xiaogang Feng
Yisi Gu
Xuejun Xie
40%
30%
30%
Suzhou Wenjian Venture Investment Management Consulting Co., Ltd.
94.3%
5%
0.7%
100%
Wenjian Fund
Ambow (Dalian) Education and Technology Co., Ltd.(WOFE)
Xiaogang Feng
Xuejun Xie
20%
16%
64%
Shanghai Ambow Education Information Consulting Co., Ltd.
33 Entities (Exhibit A)
Jianguo Xue
Xuejun Xie
10%
90%
Beijing Ambow Shida Education Technology Co., Ltd.
12 Entities (Exhibit B)
Xiaogang Feng
Xuejun Xie
42.6%
57.4%
Ambow Sihua Education and Technology Co., Ltd.
24 Entities (Exhibit C)
Equity investment
Control by contractual arrangements
Notes: Shareholders of Tianjin Yuhua are Ambow College Management Limited,Ambow Sihua,Ambow Shida ,who own 87.23%,11.49%,1.28%of Tianjin Yuhua, respectively.

Exhibit A: Entities owned by Shanghai Ambow Education Information Consulting Co., Ltd.(33)

VIE 1: Shanghai Ambow Education Information Consulting Co., Ltd.(33)
100%
1:Medium Range Online (Beijing) Technology Co., Ltd.
2:Shanghai Hero Further Education Institute
3:上海人众人企业顾问有限公司
Shanghai Renzhongren Consultant Co., Ltd. (B)
4:上海人众人企业管理有限公司
Shanghai Renzhongren Management Co., Ltd. (A)
5: Dalian Career Enhancement
6: Changsha Career Enhancement
7: Chongqing XT Career Enhancement
8: Hebei YL Career Enhancement
9: Jinan WR Career Enhancement
10: Kunshan Ambow Education Technology Co., Ltd.
11:Guangzhou ZS Career Enhancement
1.Beijing Renzhongren Technology Co., Ltd.(A 99%; B 1%)
2.Tianjin Renzhongren Management Consultant Co., Ltd.(A 70%; B 30%)
3.Shanghai Zhongtuo Management Consultant Co., Ltd.(A 90%; B 10%)
4.Chongqing Renzhongren Education Management Consultant Co., Ltd. (A 90%; B d 10%)
5.Guangzhou Renzhongren Management Consultant Co., Ltd.(A 90%; B10%)
6.Shenzhen Renzhongren Education Management Consultant Co., Ltd.(A 90%; B 10%)
7.Nanjing Renzhongren Education Co., Ltd. (A 80%; B 20%)
8.Ningbo Baoshui Renzhongren Consultant Co., Ltd. (A 90%; B 10%)
9.Hangzhou Renzhongren Management Co., Ltd .(A 90%; B 10%)
10.Taiyuan Renzhongren Management Co., Ltd .(A 90%; B 10%)
11.Chengdu Renzhongren Management Training Co., Ltd .(A 90%; B 10%)
77%
Shandong Outbound Training School(Luzhong Jiashiyuanjiaokao Center 23%)
Beijing Outbound Training School
1.Chongqing Dongfangbiaozhun Education School
2.Chongqing Yuzhongdongfang Education School
Heibei Jiruan Technology Training School
Shandong Shichuang Software Training School
Beijing Away Career Enhancement
Suzhou Career Enhancement
Suzhou High-Tech Zone Yisi Education Training Center
Dalian High Tech Zone Ambow Hope Training School
95%
Guangzhou Jinqiao Technology School(Guangzhou Rongfeng Investment Co., Ltd 5%)
Notes:
sponsorship interest
equity interest

Exhibit B: Entities owned by Beijing Ambow Shida Education Technology Co., Ltd. (12)

VIE 2: Beijing Ambow Shida Education Technology Co., Ltd. (12)
95%
1:Beijing SIWA Future Education Enterprise Co., Ltd. (Xuejun Xie 5%)
100%
1. Beijing 21st Century International School
2.Beijing Haidian SIWA Twenty-one Century Education Training Center
100%
2:Beijing SIWA Century Zhisheng Education Technology Co., Ltd.
70%
3: Changsha K-12 Experimental School
(Changsha Yaxing Property Development Company Limited 30%)
70%
4: Changsha Kindergarten
(Changsha Yaxing Property Development Company Limited 30%)
100%
5:Shuyang Galaxy School
100%
6:Zhenjiang Ambow International School
70%
7:Kunshan Zhouzhuang Taishidian Tourism Scenic Area Development Co., Ltd. (Shanghai Yunhai Industrial Joint Stock Company Limited 20%, Shanghai Yundu Corporate Development Co., Ltd. 10%)
100%
Applied Technology College
100%
Kunshan Suda Facility Management Co., Ltd.
90%
8:Shenyang K-12 School (Shenyang Hanwen Classic Books Publishing Co., Ltd. 10%)
Notes:
sponsorship interest
equity interest

Exhibit C: Entities owned by Ambow Sihua Education and Technology Co., Ltd.(24)

VIE 3: Ambow Sihua Education and Technology Co., Ltd.(24)
100%
1: Beijing YZ Tutoring
100%
2: Tianjin Ambow Huaying Education Technology Co., Ltd.
100%
1. Tianjin Tutoring
2. Tianjin Ambow Huaying School
100%
3: Beijing JT Tutoring
100%
4: Beijing Ambow Jinghan Education and Technology Co., Ltd.
64%
Ambow Jingxue (Beijing) Technology Co., Ltd.
(Jingxue Tianxia (Beijing) Education &Technology Co., Ltd. 36%)
100%
5: Beijing JY Tutoring
100%
6: Beijing Haidian Ambow Xinganxian Training School
100%
7: Beijing Huairou Xinganxian Training School
100%
8: Beijing Aijia Kids English Training School
100%
9: Zhengzhou Tutoring
100%
10: Jilin Clever Technology Consulting Co., Ltd.
100%
1.Changchun Ambow Clever Training School
2.Jilin Tutoring
100%
11: Guangzhou DP Tutoring
100%
12: Changsha Tutoring
100%
13: Shuyang Tutoring
100%
14: Zhenjiang Ambow Education Training Centre
100%
Yangzhong Ambow Education Training Center
90%
15: Shenyang Hanwen Educational Training School (Kuidou Wu 10%)
100%
16: Lanzhou Chengguan Ambow Education Training School
100%
17: Lanzhou Anning Ambow English Training School
100%
18:Beijing Century Tutoring
Notes: sponsorship interest
equity interest